UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1 - Exit Filing)*

International Seaways, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

Y41053102
(CUSIP Number)

12/31/2017
(Date of Event which Requires Filing
of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ]     Rule 13d-1(b)
[X]     Rule 13d-1(c)
[   ]     Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. Y41053102		13G
1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Caxton International Limited
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0%
12		TYPE OF REPORTING PERSON* CO

CUSIP No. Y41053102		13G
1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Caxton Associates LP
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON [0
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0%
12		TYPE OF REPORTING PERSON* IA

CUSIP No. Y41053102		13G
1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Canterbury Holdings (USA) LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0%
12		TYPE OF REPORTING PERSON* OO

CUSIP No. Y41053102		13G
1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Canterbury Holdings Limited
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Guernsey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0%
12		TYPE OF REPORTING PERSON* OO

CUSIP No. Y41053102		13G
1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Law, Andrew E.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0%
12		TYPE OF REPORTING PERSON* IN

Item 1(a)	Name of Issuer:

International Seaways, Inc.

Item 1(b)	Address of Issuer's Principal Executive Offices:

600 3rd Avenue
39th Floor
New York, NY 10016

Item 2(a)	Name of Person Filing:

(i) Caxton International Limited, a corporation organized under the laws of the British Virgin Islands ("Caxton International");

(ii) Caxton Associates LP, a limited liability partnership formed under the laws of the State of Delaware ("Caxton");

(iii) Canterbury Holdings (USA) LLC, a limited liability company formed under the laws of the State of Delaware ("Canterbury USA");

(iv) Canterbury Holdings Limited, a company formed under the laws of Guernsey ("Canterbury Guernsey"); and

(v) Andrew E. Law, an individual who is a citizen of the United Kingdom ("Law").

Item 2(b)	Address or Principal Business Office or, If None, Residence:

(i) The address of Caxton International is Maple Corporate Services (BVI) Ltd. Kingston Chambers, P.O. Box 173, Road Town, Tortola, B.V.I.

(ii) The address of Caxton is 731 Alexander Road, Bldg. 2, Princeton, NJ 08540.

(iii) The address of Canterbury USA is 500 Park Avenue, New York, NY 10022.

(iv) The address of Canterbury Guernsey is Trust Corporation of the Channel Islands Limited Roseneath, The Grange, St. Peter Port, Guernsey.

(v) The address of Law is c/o Caxton Associates LP, Attention Scott B. Bernstein, General Counsel, 731 Alexander Road, Bldg. 2, Princeton, NJ 08540.

Item 2(c)	Citizenship:

(i) Caxton International is a British Virgin Islands corporation.

(ii) Caxton Associates is a Delaware limited partnership.

(iii) Canterbury USA is a limited liability company formed under the laws of the State of Delaware.

(iv) Canterbury Guernsey is a company formed under the laws of Guernsey.

(v) Mr. Law is a citizen of the United Kingdom.

Item 2(d)	Title of Class of Securities:

Common Stock

Item 2(e)	CUSIP Number:

Y41053102

Item 3	Statement filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c):

Not Applicable

Item 4	Ownership:

(a) Amount beneficially owned:

(i)   The amount of shares of Common Stock beneficially owned by Caxton International as of December 31, 2017 is 0.

(ii)  The amount of shares of Common Stock that could be deemed to be beneficially owned by Caxton Associates by reason of its voting and dispositive power as of December 31, 2017 with respect to Caxton International is 0.

(iii) The amount of shares of Common Stock that could be deemed to be beneficially owned by Canterbury USA by reason of its voting and dispositive power as of December 31, 2017 with respect to Caxton International is 0.

(iv) The amount of shares of Common Stock that could be deemed to be beneficially owned by Canterbury Guernsey by reason of its voting and dispositive power as of December 31, 2017 with respect to Caxton International is 0.

(v)  The amount of shares of Common Stock that could be deemed to be beneficially owned by Mr. Law by reason of his voting and dispositive power as of December 31, 2017 with respect to Caxton International is 0.

(b) Percent of class:

(i)  As of December 31, 2017 Caxton International beneficially owns 0% of the Class of Common Stock.

(ii) As of December 31, 2017 Caxton Associates may be deemed to beneficially own 0% of the Class of Common Stock.

(iii) As of December 31, 2017 Canterbury USA may be deemed to beneficially own 0% of the Class of Common Stock.

(iv) As of December 31, 2017 Canterbury Guernsey may be deemed to beneficially own 0% of the Class of Common Stock.

(v)  As of December 31, 2017 Mr. Law may be deemed to beneficially own 0% of the Class of Common Stock.

(c)

As of December 31, 2017 the number of shares as to which Caxton International has:
(i)  Sole power to vote or to direct the vote: 0
(ii)  Shared power to vote or to direct the vote: 0
(iii) Sole power to dispose or to direct the disposition: 0
(iv)  Shared power to dispose or to direct the disposition of: 0

As of December 31, 2017 the number of shares as to which Caxton Associates has:
(i)  Sole power to vote or to direct the vote: 0
(ii)  Shared power to vote or to direct the vote: 0
(iii) Sole power to dispose or to direct the disposition of: 0
(iv)  Shared power to dispose or to direct the disposition of:  0

As of December 31, 2017 the number of shares as to which Canterbury USA has:
(i)  Sole power to vote or to direct the vote: 0
(ii)  Shared power to vote or to direct the vote: 0
(iii) Sole power to dispose or to direct the disposition of: 0
(iv)  Shared power to dispose or to direct the disposition of: 0

As of December 31, 2017 the number of shares as to which Canterbury Guernsey has:
(i)  Sole power to vote or to direct the vote: 0
(ii)  Shared power to vote or to direct the vote: 0
(iii) Sole power to dispose or to direct the disposition of: 0
(iv)  Shared power to dispose or to direct the disposition of: 0

As of December 31, 2017 the number of shares as to which Mr. Law has:
(i)  Sole power to vote or to direct the vote: 0
(ii)  Shared power to vote or to direct the vote: 0

(iii) Sole power to dispose or to direct the disposition of: 0
(iv)  Shared power to dispose or to direct the disposition of:  0

The number of shares and percentage of the class beneficially owned, as well as the number of shares as to which each reporting person has voting and dispositive power, as of December 31, 2016, is set forth in the cover pages.

Item 5	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [X].

Item 6	Ownership of More than Five Percent on Behalf of Another Person:

Not Applicable

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not Applicable

Item 8	Identification and Classification of Members of the Group.

Not Applicable

Item 9	Notice of Dissolution of Group.

Not Applicable

Item 10	Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

[Remainder of page intentionally left blank]

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct with respect to the information that is applicable to me.

Dated:  January 29, 2018
Caxton International Limited

By: /s/ Joseph Kelly
Joseph Kelly
Vice President & Treasurer

By: /s/ Maxwell Quin
Maxwell Quin
Vice President & Secretary

Caxton Associates LP

By: /s/ Scott B. Bernstein
Scott B. Bernstein
Senior Vice President, General Counsel & Secretary

Canterbury Holdings (USA) LLC

By: /s/ Scott B. Bernstein
Scott B. Bernstein
Secretary

Canterbury Holdings Limited

By: /s/ Scott Bernstein
Scott Bernstein on behalf of Andrew E. Law, as sole director, as attorney-in-fact

Andrew E. Law

By: /s/ Scott Bernstein
Scott Bernstein on behalf of Andrew E. Law, as attorney-in-fact

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of  the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference.  The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

ATTENTION: Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001). (Secs. 3(b), 13(d)(1), 13(d)(2), 13(d)(5), 13(d)(6), 13(g)(1), 13(g)(2), 13(g)(5), 23, 48 Stat. 882, 894, 901; sec. 203(a), 49 Stat. 704; sec. 8, 49 Stat. 1379; sec. 10, 78 Stat. 88a; sec. 2, 82 Stat. 454; secs. 1, 2, 84 Stat. 1497; secs. 3, 10, 18, 89 Stat. 97, 119, 155; secs. 202, 203, 91 Stat. 1494, 1498, 1499; (15 U.S.C. 78c(b), 78m(d)(1), 78m(d)(2), 78m(d)(5), 78m(d)(6), 78m(g)(1), 78m(g)(2), 78m(g)(5), 78w)) [43 FR 18499, Apr. 28, 1978, as amended at 43 FR 55756, Nov. 29, 1978; 44 FR 2148, Jan. 9, 1979; 44 FR 11751, Mar. 2, 1979; 61 FR 49959, Sept. 24, 1996; 62 FR 35340, July 1, 1997; 63 FR 2867, Jan. 16, 1998; 63 FR 15287, Mar. 31, 1998]

Certification

The undersigned hereby certifies that the shares of International Seaways, Inc. purchased and reflected herein are not being held for the purpose of or  with the effect of changing or influencing the control of the issuer of  such securities and were not acquired and are not held in connection  with or as a participant in any transaction having that purpose  or effect.

Dated:  01/29/18
Caxton International Limited

By: /s/ Joseph Kelly
Joseph Kelly
Vice President & Treasurer

By: /s/ Maxwell Quin
Maxwell Quin
Vice President & Secretary

Caxton Associates LP

By: /s/ Scott B. Bernstein
Scott B. Bernstein
Senior Vice President, General Counsel & Secretary

Canterbury Holdings (USA) LLC

By: /s/ Scott B. Bernstein
Scott B. Bernstein
Secretary

Canterbury Holdings Limited

By: /s/ Scott Bernstein
Scott Bernstein on behalf of Andrew E. Law, as sole director, as attorney-in-fact

Andrew E. Law

By: /s/ Scott Bernstein
Scott Bernstein on behalf of Andrew E. Law, as attorney-in-fact